The Annual Meeting of Shareholders of the Registrant (the "Annual Meeting") was held on April 27, 2006 and reconvened on May 12, 2006 pursuant to notice given to all shareholders of record at the close of business on March 3, 2006. At the Annual Meeting, shareholders approved the following proposals:

Proposal 1.

To elect Thomas H. Mack as the Class I Trustee for a three-year term expiring in 2009 and to elect J. Gibson Watson III as the Registrant's Class II Trustee to serve until the Annual Meeting in 2007. The number of shares voting for the election of Mr. Mack was 8,175,612 and the number of shares withholding authority was 119,575. The number of shares voting for the election of Mr. Watson was 8,175,713 and the number of shares withholding authority was 119,474.

Proposal 2.

To approve a new investment advisory agreement between the Registrant and Dividend Capital Investments LLC. The number of shares voting for Proposal 2 was 6,768,381, the number of shares voting against was 222,822, the number of shares abstaining was 143,348 and the number of broker non-votes was 1,737,173.